EXHIBIT 99.4

Algonquin Power & Utilities Corp. Announces Acquisition of 480 MW of Wind Generation

OAKVILLE, March 9, 2012 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that Algonquin Power Co. (“APCo”), APUC’s renewable power generation subsidiary, has entered into an agreement to acquire a 480 MW portfolio of four wind power projects in the United States from Gamesa Corporación Tecnológica, S.A. (“Gamesa”) for total consideration of approximately US$888 million.

The 480 MW wind portfolio consists of four facilities (the “Projects”), Minonk (200MW), Senate (150MW), Pocahontas Prairie (80MW) and Sandy Ridge (50MW) located in the states of Illinois, Texas, Iowa and Pennsylvania, respectively. Pocahontas Prairie and Sandy Ridge have recently reached their commercial operation dates (“COD”) in February 2012, and Senate and Minonk are in construction with COD anticipated in Q4 2012. Total annual energy production from the four facilities is expected to be 1,644 GW-hrs per year. The Projects are comprised of 240 Gamesa G9X-2.0 MW wind turbines which are well suited to the wind regimes and have been proven through the installation of over 3,200 MW of G90 turbines to date worldwide. Significant operational benefits will be achieved from using the same wind turbine generator for all four projects. The Projects each have entered into a 20 year contract with Gamesa to provide operations, warranty and maintenance services for the wind turbines and balance of plant facilities.

The Projects will be acquired through American Wind Portfolio Holdings LLC. (“AWPH”), a newly formed partnership whose members include APCo (holding a 51% controlling interest), Gamesa (holding a 49% interest) and certain tax equity investors. Closing of the acquisition of the Projects is contemplated to occur in two stages; closing of the acquisition of Pocahontas Prairie and Sandy Ridge is expected to occur promptly following receipt of regulatory approval (expected within 45 days) and the acquisition of Senate and Minonk will occur following their respective CODs, expected in Q4 2012.

APCo intends to contribute ~US$269MM to AWPH to partially fund the acquisition of the Projects; tax assisted equity investors will contribute $US360MM. APCo intends to finance its investment with approximately 45% debt and 55% equity. With respect to APUC’s equity financing plans, Emera, Inc. (“Emera”) has recently reaffirmed its support for the Strategic Investment Agreement with APUC; up to $100 million of the equity financing required for the transaction may be provided by Emera pursuant to this agreement, which agreement is currently the subject of a regulatory approval process.

J.P. Morgan Energy Ventures Corporation (“JPMVEC”), the wholly owned subsidiary of J.P. Morgan, has provided AWPH a commitment for long term, fixed price power sales contracts (the “Power Sales Contracts”) with a weighted average life of 11.8 years (Minonk and Sandy Ridge 10 years, Senate 15 years). Based on the JPMVEC purchase volume commitments, approximately 73% of energy revenues would be earned under the Power Sales Contracts. All energy produced in excess of that sold under the Power Sales Contracts, together with ancillary services including capacity and renewable energy credits, will be sold into the energy markets in which the facilities are located.

APCo believes that the earnings and cashflows meet our return expectations for projects of this nature. The consolidation of AWPH is expected to be accretive to earnings per share and cash flows per share.

“The acquisition of 480 MW of additional wind generation doubles APUC’s independent power generation portfolio”, commented Ian Robertson, Chief Executive Officer of APUC. “This substantial investment in our independent power business is a continuation of the successful strategy to create shareholder value through accretive growth. This acquisition and the relationship established with Gamesa provide APCo with a significant foothold in the U.S. wind energy market and APCo will benefit from APUC’s existing geographic presence through Liberty Utilities.”

In addition to the agreement for the acquisition of the Projects, Gamesa and APCo have entered into a joint development agreement pursuant to which they will jointly pursue additional wind power development opportunities in the United States and Canada. Under the terms of the joint development agreement, APCo will be provided visibility into Gamesa’s pipeline of 2,700MW of near and medium term wind power development opportunities in the United States and Gamesa will have the opportunity to work with APCo to advance and expand APCo’s 325MW pipeline of contracted development projects.

“Our partnership with Algonquin Power has already been a great success that has surpassed our expectations. We expect significant and successful accomplishments in our joint activity over the next few years and are truly proud and privileged to be working with them”, commented Jorge Calvet, Chairman and Chief Executive Officer for Gamesa.

Robertson continued, “We believe that working with Gamesa, a top global manufacturer of wind turbine generators, will maximize the strengths of both companies, provide opportunities for Algonquin to invest responsibly and profitably in wind power generation assets and to maximize returns to both Gamesa’s and Algonquin’s shareholders.”

TD Securities Inc. acted as financial advisor to APUC with respect to the transaction.

A discussion of this transaction will take place as part of APUC’s earnings conference call scheduled for 10:00 a.m. Toronto time today. The dial in number for the call is 1-800-814-4859 or 416-644-3414. In addition, a web-based slide presentation will accompany the discussion of the transaction. To access the slide portion of the presentation please visit the following web address: http://event.on24.com/r.htm?e=413433&s=1&k=D0A15E38189E76621F14460AECB0509B

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.2 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Utilities Co., APUC’s regulated distribution utility business, provides regulated water and electric utility services to more than 120,000 customers with a portfolio of 22 water and electric utility systems. Pursuant to previously announced agreements, Liberty Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN and AQN.DB.B. Visit Algonquin Power & Utilities Corp. at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis section of APUC’s most recent annual report and quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

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For further information: Algonquin Power & Utilities Corp. Kelly Castledine Investor Relations (905) 465-4500

CO: Algonquin Power & Utilities Corp.

CNW 04:20e 09-MAR-12